SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THE KEYW HOLDING CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

493723100

(CUSIP Number of Class of Securities’ Underlying Common Stock)

William J. Weber President and Chief Executive Officer The KEYW Holding Corporation 7740 Milestone Parkway, Suite 400 Hanover, MD 21076 (443) 733-1600

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jonathan F. Wolcott, Esq. Holland & Knight LLP 1600 Tysons Boulevard, Suite 700 McLean, VA 22102 (703)-720-8600	Philip Luci, Jr., Esq. General Counsel The KEYW Holding Corporation 7740 Milestone Parkway, Suite 400 Hanover, Maryland 21076

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,990,000.00	$200.55

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 716,168 shares of Common Stock of The KEYW Holding Corporation having an aggregate value of $1.99 million as of June 13, 2016 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $100.70 for each $1,000,000 of the value of this transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by The KEYW Holding Corporation, a Maryland corporation (“KEYW” or the “Company”), to exchange (the “Exchange Program”) certain outstanding options (the “Eligible Options”) to purchase shares of the Company’s common stock, whether vested or unvested, that (i) have an exercise price equal to or greater than $11.18 per share under The KEYW Holding Corporation 2009 Stock Incentive Plan (the “2009 Plan”) or The KEYW Holding Corporation’s Amended and Restated 2013 Stock Incentive Plan (the “2013 Plan”), and (ii) are held by an Eligible Employee (as defined below) of KEYW, except as otherwise described in the Offer to Exchange.

An “Eligible Employee” refers to an employee of the Company or any of its subsidiaries that remains an employee of the Company or any of its subsidiaries through the expiration of the offer and the date when restricted stock units will be granted pursuant to this offer (the “RSU grant date”). However, members of the Board of Directors, Named Executive Officers, and certain identified members of our leadership team are not eligible employees and therefore may not participate in the Exchange Program.

These Eligible Options may be exchanged for a lesser number of restricted stock units (“RSUs”) upon the terms and subject to the conditions set forth in: (i) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated June 15, 2016 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A); (ii) the Launch Announcement, attached hereto as Exhibit (a)(1)(B); and (iii) the Facsimile Election Form, attached hereto as Exhibit (a)(1)(C). The following disclosure materials also were or may be made available to Eligible Employees: (i) the Form of Confirmation E-mail, attached hereto as Exhibit (a)(1)(D); (ii) the Form of Reminder E-mail, attached hereto as Exhibit (a)(1)(E); (iii) the Form of Final Reminder E-mail, attached hereto as Exhibit (a)(1)(F); (iv) the Form of Expiration Notice, attached hereto as Exhibit (a)(1)(G); (v) the Screenshots from Offer Website, attached hereto as Exhibit (a)(1)(H); (vi) the Employee Presentation, attached hereto as Exhibit (a)(1)(I); and (vii) the Employee FAQs, attached hereto as Exhibit (a)(1)(J). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.”

The information in the Disclosure Documents, including all schedules and exhibits to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.   Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.   Subject Company Information.

(a)          Name and Address. KEYW is the issuer of the securities subject to the Exchange Program. The address of the Company’s principal executive office is 7740 Milestone Parkway, Suite 400, Hanover, MD 21076, and the telephone number at that address is (443) 733-1600.

(b)          Securities. The subject class of securities consists of the Eligible Options. As of June 10, 2016, options to purchase 1,746,792 shares of KEYW common stock were granted and outstanding under the 2009 Plan and the 2013 Plan. Of these options, 716,168 shares of KEYW common stock were eligible for exchange in the Exchange Program. The actual number of shares of common stock subject to the RSUs to be issued in the Exchange Program will depend on the number of shares of common stock subject to the unexercised options tendered by Eligible Employees that are accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “2. Number of RSUs; expiration date,” “6. Acceptance of options for exchange and issuance of RSUs,” and “9. Source and amount of consideration; terms of RSUs” is incorporated herein by reference.

(c)          Trading Market and Price. The information set forth in the Offer to Exchange under the caption “The Offer” titled “8. Price range of shares underlying the options” is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

(a)          Name and Address. The filing person is the Company. The information set forth under Item 2(a) above is incorporated by reference. Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.   Terms of the Transaction.

(a)          Material Terms. The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “1. Eligibility,” “2. Number of RSUs; expiration date,” “3. Purposes of the offer,” “4. Procedures for electing to exchange options,” “5. Withdrawal rights and change of election,” “6. Acceptance of options for exchange and issuance of RSUs,” “7. Conditions of the Offer,” “8. Price range of shares underlying the options,” “9. Source and amount of consideration; terms of RSUs,” “12. Status of options acquired by us in the Offer; accounting consequences of the Offer,” “13. Legal matters; regulatory approvals,” “14. Material income tax consequences,” “15. Extension of Offer; termination; amendment” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.

(b)          Purchases. The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.   Past Contacts, Transactions, Negotiations and Arrangements.

(e)          Agreements Involving the Subject Company’s Securities. The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. The Company’s equity plans and related agreements are incorporated herein by reference hereto as Exhibits (d)(1)-(8). Other than ordinary course arrangements with respect to equity compensation, the Company is not a party to any agreements with its executive officers, directors or affiliates.

Item 6.   Purposes of the Transaction and Plans or Proposals.

(a)          Purposes. The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “3. Purposes of the Offer” is incorporated herein by reference.

(b)          Use of Securities Acquired. The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “6. Acceptance of options for exchange and issuance of RSUs” and “12. Status of options acquired by us in the Offer; accounting consequences of the Offer” is incorporated herein by reference.

(c)          Plans. The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “3. Purposes of the Offer” is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

(a)          Source of Funds. The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “9. Source and amount of consideration; terms of RSUs” is incorporated herein by reference.

(b)          Conditions. The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “7. Conditions of the Offer” is incorporated herein by reference. There are no alternative financing arrangements or financing plans for the Exchange Program.

(d)          Borrowed Funds. Not applicable.

Item 8.   Interest in Securities of the Subject Company.

(a)          Securities Ownership. The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)          Securities Transactions. The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.   Person/Assets, Retained, Employed, Compensated or Used.

(a)          Solicitations or Recommendations. Not applicable.

Item 10. Financial Statements.

(a)          Financial Information. The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the caption “The Offer” titled “10. Information concerning the Company,” “17. Additional information” and “18. Financial information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the Securities and Exchange Commission on March 15, 2016, and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the Securities and Exchange Commission on May 10, 2016, are incorporated herein by reference and can be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)          Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a)          Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” and “13. Legal matters; regulatory approvals” is incorporated herein by reference.

(c)          Other Material Information. Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated June 15, 2016.
(a)(1)(B)	Launch Announcement.
(a)(1)(C)	Facsimile Election Form.
(a)(1)(D)	Form of Confirmation E-mail.
(a)(1)(E)	Form of Reminder E-mail.
(a)(1)(F)	Form of Final Reminder E-mail.
(a)(1)(G)	Form of Expiration Notice.
(a)(1)(H)	Screenshots from Offer Website.
(a)(1)(I)	Employee Presentation.
(a)(1)(J)	Employee FAQS, incorporated herein by reference to pages 1 through 14 of Exhibit (a)(1)(A) to this Schedule TO.
(b)	Not applicable.
(d)(1)	The KEYW Holding Corporation 2009 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.5 from Registration Statement on Form S-1, as amended (File No. 333-16768).
(d)(2)	Form of Incentive Stock Option Agreement for grants pursuant to The KEYW Holding Corporation 2009 Stock Incentive Plan, incorporated herein by reference from Exhibit 10.6 to the Registrant's Annual Report on From 10-K for the year ended December 31, 2012, filed March 12, 2013 (File No. 001-34891).
(d)(3)	Form of Non-Qualified Stock Option Agreement for grants pursuant to The KEYW Holding Corporation 2009 Stock Incentive Plan, incorporated herein by reference from Exhibit 10.7 to the Registrant's Annual Report on From 10-K for the year ended December 31, 2012, filed March 12, 2013 (File No. 001-34891).
(d)(4)	Form of Restricted Stock Agreement for grants pursuant to The KEYW Holding Corporation 2009 Stock Incentive Plan, incorporated herein by reference from Exhibit 10.8 to the Registrant's Annual Report on From 10-K for the year ended December 31, 2012, filed March 12, 2013 (File No. 001-34891).
(d)(5)	The KEYW Holding Corporation Amended and Restated 2013 Stock Incentive Plan, incorporated herein by reference from Annex A to Registrant's Definitive Proxy Statement on Schedule 14A filed July 10, 2015.
(d)(6)	Form of Incentive Stock Option Agreement for grants pursuant to The KEYW Holding Corporation Amended and Restated 2013 Stock Incentive Plan, incorporated herein by reference from Exhibit 10.28 to the Registrant's Annual Report on From 10-K for the year ended December 31, 2012, filed March 12, 2013 (File No. 001-34891).
(d)(7)	Form of Non-Qualified Stock Option Agreement for grants pursuant to The KEYW Holding Corporation Amended and Restated 2013 Stock Incentive Plan, incorporated herein by reference from Exhibit 10.29 to the Registrant's Annual Report on From 10-K for the year ended December 31, 2012, filed March 12, 2013 (File No. 001-34891).
(d)(8)	Form of Restricted Stock Agreement for grants pursuant to The KEYW Holding Corporation Amended and Restated 2013 Stock Incentive Plan, incorporated herein by reference from Exhibit 10.30 to the Registrant's Annual Report on From 10-K for the year ended December 31, 2012, filed March 12, 2013 (File No. 001-34891).
(g)	Not applicable.
(h)	Not applicable.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE KEYW HOLDING CORPORATION

/s/ William J. Weber

Name:	William J. Weber
Title:	Chief Executive Officer

Date:	June 15, 2016